Exhibit 99.(a)(9)
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
FOR IMMEDIATE RELEASE
22 May 2006
Recommended Cash Offer
by AstraZeneca UK Limited
for
Cambridge Antibody Technology Group plc
Posting of Offer Document
Further to the announcement made on 15 May 2006, AstraZeneca UK Limited (“AstraZeneca”) announces that the offer document (the “Offer Document”) containing the full terms and conditions of the Offer being made by AstraZeneca to acquire the entire issued and to be issued share capital of Cambridge Antibody Technology Group plc (“CAT”) not otherwise held by AstraZeneca, is being posted to CAT Shareholders today, together with the Form of Acceptance.
To accept the Offer in respect of certificated CAT Shares, the Form of Acceptance should be completed, signed and returned in accordance with the instructions set out in the Offer Document and on the Form of Acceptance, so as to be received as soon as possible, and in any event, by no later than 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 21 June 2006.
To accept the Offer in respect of uncertificated CAT Shares (that is, in CREST), you should not return the Form of Acceptance, but instead accept the Offer electronically through CREST in accordance with the instructions set out in the Offer Document, so that the TTE instruction settles as soon as possible, and in any event, by no later than 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 21 June 2006. If you are a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE instruction(s) to CRESTCo in relation to your CAT Shares.
Copies of the Offer Document are available for inspection or collection (during normal business hours) from Lloyds TSB Registrars at the Causeway, Worthing, West Sussex, BN99 6DA (for CAT Shares), and the Bank of New York at The Bank of New York of Depositary Receipts, 101 Barclay Street — 22nd, New York or Georgeson Shareholder Communications Ltd. at 17 State Street — 10th Floor, New York (in the case of CAT ADSs), and will shortly be available on AstraZeneca’s website, www.astrazeneca.com.
Terms defined in the Offer Document have the same meanings in this announcement.

Enquiries:

AstraZeneca

Media Enquiries:

Steve Brown (London)	+44 (0)20 7304 5033

Edel McCaffrey (London)	+44 (0) 20 7304 5034

Staffan Ternby (Sweden)	+46 8 553 26107

Analyst/Investor Enquiries:

Jonathan Hunt (London)	+44 (0) 20 7304 5084

Mina Blair (London)	+44 (0) 20 7304 5087

Ed Seage (US)	+1 302 886 4065

Jörgen Winroth (US)	+1 212 579 0506

Goldman Sachs International	+44 (0) 20 7774 1000

Guy Slimmon

Mark Sorrell

This announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. This announcement also does not constitute a Solicitation / Recommendation Statement under the rules and regulations of the US Securities and Exchange Commission (the “SEC”). The Offer is being made solely by means of the Offer Document and the Form of Acceptance accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, AstraZeneca is filing a Tender Offer Statement containing the Offer Document and other related documentation with the SEC on Schedule TO and CAT is filing a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 on or about today’s date. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by AstraZeneca or CAT in connection with this Offer are available on the SEC’s website at http://www.sec.gov. The Offer Document and Acceptance Forms accompanying the Offer Document are being made available to all CAT Shareholders at no charge to them. CAT Shareholders are advised to read the Offer Document and the accompanying Acceptance Forms as they contain important information. CAT Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement as they contain important information.
It should be noted that by virtue of the conflicting provisions of the City Code and the Exchange Act, the Panel has agreed that the Acceptance Condition can be structured so that the Offer cannot become or be declared unconditional as to acceptances until such time as all other conditions of the Offer have been satisfied, fulfilled or, to the extent permitted, waived.
Goldman Sachs International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for AstraZeneca and no one else in connection with the Offer and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer or any other matters referred to in this announcement.
The availability of the Offer to CAT Shareholders who are not resident in and citizens of the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders are contained in the Offer Document.
Unless otherwise determined by AstraZeneca and permitted by applicable law and regulation, subject to certain exemptions, the Offer will not be capable of acceptance from or within a Restricted Jurisdiction. Accordingly, copies of this announcement must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise distribute this announcement in, into or from any such jurisdictions.
The Loan Notes which may be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the Securities Act or under any relevant laws of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States or any other Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of any other Loan Note Restricted Jurisdiction.

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